UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM N-8F

                     Application pursuant to Section 8(f)
                 of the Investment Company Act of 1940 ("Act")
                           and Rule 8f-1 thereunder
                       for Order Declaring that Company
                   Has Ceased to be an Investment Company.


I.   GENERAL IDENTIFYING INFORMATION

1.   Reason fund is applying to deregister:

          [X] Merger

          [ ] Liquidation

          [ ] Abandonment of Registration

          [ ] Election of status as a Business Development Company

2.   Name of fund:

          Merrill Lynch Consults International Portfolio (the "Applicant")

3.   Securities and Exchange Commission File No.:

          811-6725

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

          [X] Initial Application        [ ] Amendment

5.   Address of Principal Executive Office

          800 Scudders Mill Road
          Plainsboro, NJ 08536

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Maria Gattuso, Esq.
          Swidler Berlin Shereff Friedman, LLP
          The Chrysler Building
          405 Lexington Avenue
          New York, NY  10174
          Tel. (212) 973-0111

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:




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          The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant and its transfer agent:

          Applicant:                        Transfer Agent:

          Merrill Lynch Consults
          International Portfolio           Financial Data Services, Inc.
          800 Scudders Mill Road            4800 Deer Lake Drive East
          Plainsboro, NJ 08536              Jacksonville, FL  32246-6484
          Tel. (609) 282-2800               Tel. (904) 218-5000

8.   Classification of fund:

          [X] Management Company

          [ ] Unit investment trust

          [ ] Face-amount certificate company

9.   Subclassification if the fund is a management company:

          [X] Open-end        [ ] Closed-end

10.  State law under which the fund was organized or formed:

          Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisors have been terminated:

          Investment Adviser:

          Merrill Lynch (Suisse) Investment Management S.A.
          18 Rue de Contamines
          1211 Geneva 3, Switzerland

          Sub-Advisers:

          Merrill Lynch Asset Management U.K. Ltd.
          33 King William Street
          London EC4R 9AS England

          Fund Asset Management, L.P.
          P.O. Box 9011
          Princeton, New Jersey 08543-9011

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

          Merrill Lynch Funds Distributor, a division of FAM Distributors, Inc. (formerly known as
            Princeton Funds Distributor, Inc.)("MLFD")
          P.O. Box 9081
          Princeton, New Jersey 08543-9081

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13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

            Not applicable.

     (b) Trustee's name(s) and address(es):

            Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

            [ ] Yes        [X] No

     If Yes, for each UIT state:

          Name(s):

          File No.:  811-

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes     [ ] No

         If Yes, state the date on which the board vote took place:

            October 26, 1999.

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes        [ ] No

         If Yes, state the date on which the shareholder vote took place:

            February 16, 2000.

         If No, explain:


II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes        [ ] No


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     (a) If Yes, list the date(s) on which the fund made those distributions:


         March 6, 2000 - Distribution of Class C shares which were received from Merrill Lynch International Equity Fund
                         ("International Equity Fund") in exchange for the sale of substantially all of Applicant's assets and assumption of substantially all of Applicant's liabilities.

         March 11, 2000 -Payment of a dividend to shareholders to distribute all investment company taxable income and net capital gains, if any, not previously disbursed to the shareholders.

     (b) Were the distributions made on the basis of net assets?

            [X] Yes        [ ] No

     (c) Were the distributions made pro rata based on share ownership?

            [X] Yes        [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            Exchange Ratio: 0.826827, based on the aggregate net asset value of Class C shares of International Equity Fund distributed to the Applicant divided by the net asset value of the assets acquired by International Equity Fund.

     (e) Liquidations only:        Not applicable.

         Were any distributions to shareholders made in kind?

            [ ] Yes        [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:         Not Applicable.

     Has the fund issued senior securities?

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X] Yes        [ ] No


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     If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes        [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

          [ ] Yes        [X] No

     If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b) Why has the fund retained the remaining assets?

          (c) Will the remaining assets be invested in securities?

              [ ] Yes        [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ] Yes        [X] No

     If Yes,

        (a) Describe the type and amount of each debt or other liability:

            (b) How does the fund intend to pay these outstanding debts or other liabilities?











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IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i)   Legal expenses:                      $      6,794

         (ii)  Audit expenses:                                 3,012

         (iii) Other expenses (list and
               identify separately):

           Transfer Agent expenses:                    2,352
                  Printing expenses:                       4,921
                   Mailing expenses:                       1,437
                              Other:                          78
                                                    -----------
         (iv) Total expenses (sum of
              lines (i) - (iii) above):             $     18,594
                                                    ============
     (b) How were those expenses allocated?

                    International Equity Fund paid the reorganization expenses.

     (c) Who paid those expenses?

                International Equity Fund paid the reorganization expenses.

     (d) How did the fund pay for unamortized expenses (if any)?

            Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [ ] Yes        [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

          [ ] Yes        [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [ ] Yes        [X] No

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     If Yes, describe the nature and extent of those activities:


VI.    MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

            Merrill Lynch International Equity Fund

     (b) State the Investment Company Act file number of the fund surviving the Merger:

             811-6521

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         Agreement and Plan of Reorganization filed as an exhibit to Merrill Lynch International Equity Fund's Registration Statement:

            Form:          N-14 (Pre-Effective Amendment No. 1)
            File No.:      333-90007
            Filing Date:   December 13, 1999

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

            Not Applicable.


                          VERIFICATION

The undersigned states that:

  (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Merrill Lynch Consults International Portfolio,

 (ii) he is the Vice President and Treasurer of Merrill Lynch Consults International Portfolio, and

(iii) all action by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



          /s/ Donald C. Burke                          December 19, 2000
        ----------------------------                  --------------------
              Donald C. Burke                                  Date
        Vice President and Treasurer